Exhibit 99.2

SANDSTORM GOLD LTD.
Suite 1400, 400 Burrard Street
Vancouver, BC  V6C 3A6
Tel: (604) 689-0234/Fax: (604) 689-7317

MANAGEMENT INFORMATION CIRCULAR

(As at  March 26, 2013, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual and Special Meeting (the “Meeting”) of the Company to be held on Friday, May 10, 2013 and at any adjournments.  Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares.  Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the postage paid envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.  Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)                                 be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)                                 be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their shares they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.  Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder.  Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only Registered Shareholders have the right to revoke a proxy.  Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website (www.sandstormltd.com). The Meeting Materials will be available on the Company’s website as of April 4, 2013, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of April 4, 2013.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 254 or by e-

mail at info@sandstormltd.com.  Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 90,202,795 Shares are issued and outstanding as of March 26, 2013. Persons who are registered shareholders at the close of business on March 26, 2013 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The independent Directors of the Company have the responsibility for determining compensation for the Named Executive Officers (as defined herein) and other senior executives of the Company and the following principles guide the Company’s overall compensation philosophy:

(a)                                 compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)                                 calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)                                  an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)                                 internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)                                  the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Elements of Executive Compensation

It is important to note that Nolan Watson, the Company’s Chief Executive Officer, and David Awram, the Company’s Senior Executive Vice-President, each currently receive one salary from the Company in the amount of C$330,000 which is allocated between the Company and Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”).  In addition, the Company’s Chief Financial Officer (Erfan Kazemi) and the Company’s Executive Vice-President, Corporate Development (Justin Cochrane) each receive one salary from the Company in the amounts of C$205,000 and C$275,000 respectively, which is also allocated between the Company and Sandstorm Metals.  Sandstorm Metals’ Executive Vice-President, Business Development (Claudia Tornquist) receives a salary from Sandstorm Metals which is allocated between Sandstorm Metals and the Company.  These salaries are and will continue to be allocated based upon the percentage of time spent by these executives on each of the two company’s businesses.

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of Restricted Share Rights.  Total compensation, including base salaries, bonuses and Restricted Share Rights awards are set at the average compared to industry peers, with lower than average base salaries and higher than average variable elements (i.e. bonuses and Restricted Share Rights).  The Company believes that bonus and Restricted Share Rights components serve to further align the interests of management with the interests of the Shareholders.

For the financial year ended December 31, 2012, the Company’s executive compensation program consisted of the following elements:

•              base salary;

•              annual performance-based cash incentives;

•              medical and other benefits; and

•              equity compensation consisting of Restricted Share Rights.

No stock options were granted to the Company’s executives in 2012.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The independent Directors review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. Typically, the independent Directors make annual salary adjustments by January of each year for the 12 month period from January 1 to December 31 of the current year.

Annual Performance-Based Cash Incentives

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. The independent Directors review annual performance-based cash awards as part of their overall annual assessment of the Company and individual performance. Typically, the independent Directors make awards by January of each year for the 12 month period from January 1 to December 31 of the prior year.

Restricted Share Rights

Restricted Share Rights are a variable and discretionary component of compensation designed to reward employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The Restricted Share Rights Plan is administered by the Directors who may delegate their powers to a committee of the Directors comprised of not less than three (3) members (in either case, the “RSR Committee”) and the RSR Committee will, from time to time, determine the participants to whom Restricted Share Rights shall be granted and the RSR Committee will take into consideration the present and potential contributions of and the services rendered by the particular participant to the success of the Company and any other factors which the RSR Committee deems appropriate and relevant.

Other Compensation (Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian organizations.

Stock Options

The granting of stock options is a variable component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Company’s Shares. Although no stock options were granted to the Company’s executive officers in 2012, at the discretion of the Board of Directors, stock options may potentially remain a form of executive compensation in the future.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

Overview of How Compensation Program Fits with Compensation Goals

1.                                     Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

•                     competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

•                     providing an opportunity to participate in the Company’s growth through  Restricted Share Rights.

2.                                     Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•                     the award of Restricted Share Rights which aligns both the upside potential and the downside risk of returns.  If the price of the Company’s Shares increases over time, both executives and shareholders will benefit; and

•                     staged vesting of Restricted Share Rights, which gives management an interest in increasing the price of the Company’s Shares over time, rather than focusing on short-term increases.  The vesting element also encourages executives to remain with the Company.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors have considered the recommendations made by the Chief Executive Officer and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. Thus far, the independent Directors have determined that the executive officers receive base salaries which are typically on the average end of the comparator group and bonuses and equity compensation that are typically on the moderately higher end of the comparator group, due to the Company’s unique business model and deal-driven nature.  In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the independent Directors also consider the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions.

Benchmarking

The independent Directors believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable.  The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company (in combination with Sandstorm Metals), and that are based in North America. The following table summarizes the comparator group used for the purpose of determining 2013 annual base salaries and 2012 annual bonuses (the “Comparator Group”):

Comparator Group

Argonaut Gold Inc.

B2Gold Corp.

Banro Corporation

BlackPearl Resources Inc.

Capstone Mining Corp.

China Gold International Resources Corp. Ltd.

Crew Energy Inc.

Endeavour Mining Corporation

Fortuna Silver Mines Inc.

Gabriel Resources Ltd.

Harry Winston Diamond Corporation

HudBay Minerals Inc.

International Minerals Corporation

Kirkland Lake Gold Inc.

Legacy Oil + Gas Inc.

Major Drilling Group International Inc.

Nevsun Resources Ltd.

NovaGold Resources Inc.

Painted Pony Petroleum Ltd.

Petrominerales Ltd.

Pretium Resources Inc.

Rio Alto Mining Limited

Rubicon Minerals Corporation

Seabridge Gold Inc.

Sherritt International Corporation

Silvercorp Metals Inc.

Torex Gold Resources Inc.

Whitecap Resources Inc.

The base salary of each of the Named Executive Officers falls within the Comparator Group’s below average to average base salary for comparable positions.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the independent Directors consider the recommendations made by the Chief Executive Officer in assessing the Company and the Named Executive Officer’s performance over the past year.  The independent Directors assess the following Company performance indicators:

•                  The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions.  This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

•                  Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the Comparator Group.  The independent Directors believe this performance indicator aligns the interests of management to the interests of shareholders.

•                  Debt and equity financing(s) successfully completed during the financial year.  The independent Directors believe this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

•                  Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The independent Directors also review the personal performance of the Named Executive Officers.  Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.  Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold.  When applying the financial performance criteria, the independent Directors emphasize factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.  Although no specific percentage is allocated to each factor, the independent Directors give particular weight to the value of transactions completed during the year and the relative Share performance.

The independent Directors may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout.  No such discretion was necessary or exercised for the past fiscal year.

Total base salary plus annual cash bonus awarded for 2012 to each of the Named Executive Officers falls within the average of the Comparator Group three year average for comparable positions.

Restricted Share Rights

Restricted Share Rights may be awarded under the Company’s Restricted Share Plan which was approved by the Company’s shareholders at the Annual and Special Meeting of Shareholders held on May 10, 2011.  Please see “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details.  The Restricted Share Plan provides that Restricted Share Rights may be granted to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company.  The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company.

In December of 2012, the independent Directors recommended that Restricted Share Rights be awarded to the NEOs and to the Company’s employees and consultants as a discretionary payment in consideration of past and future services to the Company.  An aggregate of 330,000 Restricted Share Rights (representing 0.38% of the issued and outstanding Shares at December 31, 2012) were awarded on December 21, 2012 to such persons at a deemed price of C$11.78 per Share.  These Restricted Share Rights vest over a three year period, the first one-third of which vests on the first anniversary of the date of the award.  No Restricted Share Rights were granted to the independent Directors.

Option-Based Awards

The Company’s Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being Directors, employees, management company employees, officers and consultants, to have equity participation in the Company through the acquisition of Shares.

The Stock Option Plan has been and will be used to provide share purchase options which are awarded based on the recommendations of the independent Directors of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company.  In determining the number of options to be granted to the Company’s executive officers, the Board takes into account the number of options, if any, previously granted to each executive officers, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Toronto Stock Exchange (“TSX”)  and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual option grants to each NEO (as defined herein) is based on a targeted value for the long-term incentive component of the overall compensation for each NEO, which is then used to determine an actual number of options to be recommended to the independent Directors, based on the fair market value of the options as of the date of grant.  The Board determines the vesting provisions of all stock option grants.

No options were granted to NEOs during the fiscal period ended December 31, 2012, however, on December 21, 2012, an aggregate of 150,000 options (representing 0.17% of the issued and outstanding Shares at December 31, 2012) were granted to the independent Directors of the Company at an exercise price of C$11.78 per share, expiring December 21, 2017.  These options vest over a three year period, the first one-third of which vests on the first anniversary of the date of grant.

Compensation Risk Assessment and Governance

The Company does not have a Compensation Committee.  The independent Directors of the Company review the overall executive compensation program on an annual basis and consider the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices.  As discussed above, the independent Directors follow an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is “at risk” and only realized through the performance of the Company over both the short-term and long-term.  Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another.  Long-term components, such as the award of Restricted Share Rights or the grant of stock options, are subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks.  The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value.  Stock option grants are priced at market-value at the time of grant and the number granted based on a fixed annual dollar amount using the then applicable Black-Scholes value per option granted.  In addition to this structural component, the independent Directors also have regard to the fact that two of the NEOs are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value.  There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

The Company does not permit its executive officers or Directors to hedge any of the equity compensation granted to them.

Other Compensation — Perquisites

None of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Performance Graph

The following graph compares our total shareholder return to the capital markets for the past five years, ending December 31, 2012.  It shows the change in value of C$100 invested in the Shares on December 31, 2007 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2007	2008	2009	2010	2011	2012
Sandstorm Gold Ltd. (1)	$100.00	$112.5	$175	$250	$375	$731.25
S&P/TSX Composite Index	$100.00	$64.97	$84.91	$97.18	$86.42	$89.88
S&P/TSX Global Gold Index	$100.00	$100.76	107.73	$135.67	$116.25	$97.75

(1)             The Company’s shares became listed on the TSX on November 23, 2012.  Prior to such time, the Company’s shares were listed on the TSX Venture Exchange.

Since 2007, the Company has experienced significant changes in its growth and has provided significant value for its shareholders over the five year period, with total shareholder return increasing by approximately 631% since 2007.  More notably, the Company’s Share price has realized a compound annual growth rate of approximately 59%.  The Company’s compensation to the NEOs has also increased over this period to reflect the growing business and increased complexities of the executive positions; however, the percentage increase in NEO compensation is significantly less than the increase in market capitalization.  It is important to note that a significant portion of NEO compensation for 2012 is based on long-term incentives with the ultimate value received tied directly to the Company’s Share price performance.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended  December 31, 2010, December 31, 2011 and December 31, 2012 in respect of each of the following executive officers of the Company: (a) the Chief Executive Officer (“CEO”); (b) the Chief

Financial Officer (“CFO”); and, where applicable, (c) the other three most highly compensated executive officers of the Company during the financial year ended December 31, 2012 whose individual total compensation for the most recently completed financial year exceeded C$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($) (1)	Share- Based Awards ($) (2)	Option- Based Awards ($)	Annual Incentive Plans (1) (3)	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

Nolan Watson (4) Chairman, President & CEO (“CEO”)	December 31, 2012	$180,918 (C$180,000)	$947,206 (C$942,400)	NIL	$518,632 (C$516,000)	NIL	NIL	NIL	$1,646,756 (C$1,638,400)

	December 31, 2011	$127,092 (C$129,250)	NIL	$342,160 (9) (C$347,971)	$245,825 (C$250,000)	NIL	NIL	NIL	$715,077 (C$727,221)

	December 31, 2010	$115,606 (C$119,167)	NIL	$220,351 (10) (C$224,559)	$125,675 (C$125,000)	NIL	NIL	NIL	$461,632 (C$468,726)

Erfan Kazemi (5) CFO	December 31, 2012	$90,459 (C$90,000)	$260,482 (C$259,160)	NIL	$150,765 (C$150,000)	NIL	NIL	NIL	$501,706 (C$499,160)

	December 31, 2011	$31,957 (C$32,500)	NIL	$191,051 (9) (C$194,296)	$49,165 (C$50,000)	NIL	NIL	NIL	$272,173 (C$276,796)

David Awram (6) Senior Executive Vice-President (“EVP”)	December 31, 2012	$165,841 (C$165,000)	$947,206 (C$942,400)	NIL	$518,632 (C$516,000)	NIL	NIL	NIL	$1,631,679 (C$1,623,400)

	December 31, 2011	$108,163 (C$110,000)	NIL	$342,160 (9) (C$347,971)	$245,825 (C$250,000)	NIL	NIL	NIL	$696,148 (C$707,971)

	December 31, 2010	$115,606 (C$119,167)	NIL	$220,351 (10) (C$224,559)	$125,675 (C$125,000)	NIL	NIL	NIL	$461,632 (C$468,726)

Justin Cochrane (7) Executive Vice-President, Corporate Development (“EVP-CD”)	December 31, 2012	$199,010 (C$198,000)	$367,042 (C$365,180)	NIL	$226,148 (C$225,000)	NIL	NIL	NIL	$792,200 (C$788,180)

	December 31, 2011	$80,890 (C$82,264)	NIL	$256,621 (9) (C$260,979)	$68,831 (C$70,000)	NIL	NIL	NIL	$406,342 (C$413,242)

Claudia Tornquist (8)	December 31, 2012	$182,426 (C$181,500)	$319,682 (C$318,060)	NIL	$209,061 (C$208,000)	NIL	NIL	NIL	$711,169 (C$707,560)

(1)         Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in the Summary Compensation Table above for the financial year ended December 31, 2012 at the noon exchange rate on that day  as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$1.0051 and for the financial year ended  December 31, 2011 at the noon exchange rate on Friday, December 30, 2011 as quoted by the BofCof C$1.00 = US$0.9833 and for the financial year ended December 31, 2010 at the BofC noon exchange rate on that day of C$1.00 = US$1.0054.

(2)         The amounts in this column for the financial year ended December 31, 2012 represent Restricted Share Rights which were granted by the Company on December 21, 2012.  The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$11.78 (which was the closing price of the Shares on the TSX on the date of the award) by the number of Restricted Share Rights awarded and has been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate on December 31, 2012 as quoted by the BofC of C$1.00 = US$1.0051.

(3)         The amounts in this column are paid by the Company as annual cash bonuses in respect of the financial year noted.

(4)         Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008.   He became the Chairman of the Board on January 14, 2013.  Mr. Watson is an employee of the Company and he receives one salary from the Company which is allocated between the Company and Sandstorm Metals.

(5)         Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011.  Mr. Kazemi is an employee of the Company and he receives one salary from the Company which is allocated between the Company and Sandstorm Metals.

(6)         Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice President on July 23, 2009.  Mr. Awram is an employee of the Company and he receives one salary from the Company which is allocated between the Company and Sandstorm Metals.

(7)         Mr. Cochrane became an employee of the Company on November 25, 2011 and assumed the role of Executive Vice-President, Corporate Development for the Company.

(8)         Ms. Tornquist is an employee of Sandstorm Metals and is its Executive Vice-President, Business Development.  She receives one salary from Sandstorm Metals which is allocated between Sandstorm Metals and the Company.

(9)         The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2011 calculation:  expected dividend yield 0%; expected stock price volatility 51.0%; risk free interest rate 1.14%; and expected life of options of three years.  The Company chose this methodology as it is the standard for  companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007.

(10)       The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2010 calculation:  expected dividend yield 0%; expected stock price volatility 47.0%; risk free interest rate 1.57%; and expected life of options of three years.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2012), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (5) (6) ($)

Nolan Watson CEO	200,000	C$3.40	November 26, 2015	$1,668,466 (C$1,660,000)	80,000	$940,774 (C$936,000)	N/A

	160,000	C$6.35	November 25, 2016	$860,366 (C$856,000)

Erfan Kazemi CFO	50,000	C$6.30	August 25, 2016	$271,377 (C$270,000)	22,000	$258,713 (C$257,400)	N/A

	30,000	C$6.35	November 25, 2016	$161,319 (C$160,500)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (6) ($)	Number of Shares Or Units Of Shares That Have Not Vested (3) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (4) (6) ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed (5) (6) ($)
David Awram EVP	200,000	C$2.175	July 28, 2014	$1,914,716 (C$1,905,000)	80,000	$940,774 (C$936,000)	N/A

	200,000	C$3.40	November 26, 2015	$1,668,466 (C$1,660,000)

	160,000	C$6.35	November 25, 2016	$860,366 (C$856,000)

Justin Cochrane EVP-CD	120,000	C$6.35	November 25, 2016	$645,274 (C$642,000)	31,000	$364,550 (C$362,700)	N/A

Claudia Tornquist	40,000	C$6.35	November 25, 2016	$215,091 (C$214,000)	27,000	$317,511 (C$315,900)	N/A

(1)      The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSX.

(2)      Calculated using the closing price of the Company’s Shares on the TSX on December 31, 2012 of C$11.70 and subtracting the exercise price of the in-the-money stock options.  These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

(3)      This column reflects Restricted Share Rights for which the vesting periods had not yet occurred as of December 31, 2012.

(4)      The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2012 of C$11.70.

(5)      This column reflects the value of Restricted Share Rights for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2012.  As of December 31, 2012, no Restricted Share Rights had yet vested.

(6)      Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2012 as quoted by the BofC of C$1.00 = US$1.0051.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2012) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)

Nolan Watson CEO	$643,002 (C$639,739)	NIL	N/A

Erfan Kazemi CFO	$113,610 (C$113,034)	NIL	N/A

David Awram EVP	$643,002 (C$639,739)	NIL	N/A

Justin Cochrane EVP-CD	$233,987 (C$232,800)	NIL	N/A

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)

Claudia Tornquist	$78,000 (C$77,604)	NIL	N/A

(1)             This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

Agreements with Nolan Watson (Chairman, President and CEO) and David Awram (Senior Executive VP)

The Company has entered into identical employment agreements with each of Nolan Watson and David Awram (the “Watson Agreement, the “Awram Agreement” or, collectively, the “Agreements” in this section, as the case may be).  Each Agreement provides for a base salary (the “Base Salary”) to each of the executives.  In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement or the Awram Agreement by the Company without cause, the Company shall be obliged to pay an amount equal to two and a half (2.5) years of the terminated executive’s Base Salary at that time plus an amount equal to two and a half (2.5) times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the terminated executive’s current Base Salary immediately prior to termination.  In addition, following such termination, all other benefits (i.e.  health, accident and life insurance) (the “Benefits”) will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term.  Also, any equity or equity based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement or the Awram Agreement by the Company for cause, no notice, salary, compensation, benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

Pursuant to certain stated circumstances, upon termination of the Watson Agreement or the Awram Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements)

or if the applicable executive elects to terminate his respective Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two and a half (2.5) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination.  In addition, the executive’s Benefits will continue for a period of two and a half (2.5) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term.  All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Agreements with Erfan Kazemi (CFO) and Justin Cochrane (EVP, Corporate Development)

The Company has entered into an employment agreement with each of Erfan Kazemi and Justin Cochrane (the “Kazemi Agreement” and the “Cochrane Agreement” or, collectively, the “Agreements” in this section, as the case may be).  Each Agreement provides for a base salary (the “Base Salary”) to each of the executives.  In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Pursuant to certain stated circumstances, upon termination of the Kazemi Agreement or the Cochrane Agreement by the Company within sixty (60) days of a Change of Control (as defined in the Agreements) or if the applicable executive elects to terminate his Agreement by giving notice to the Company within sixty (60) days of becoming aware of such Change of Control, the Company shall pay to the applicable executive an amount equal to two (2) times his Base Salary at that time and any bonus owing to the applicable executive immediately prior to such termination or Change of Control shall be paid and, in addition, the Company shall pay to the applicable executive an amount equal to two (2) times the average bonus percentage granted to the executive for the two most recent annual bonuses approved by the Board of Directors, multiplied by the applicable executive’s current Base Salary immediately prior to termination. In addition, the executive’s Benefits (as defined in the Agreements) will continue for a period of two (2) years from the date of termination, or, if such is not possible, the Company shall pay to the applicable executive an amount sufficient to enable him to procure comparable benefits on a private basis for such term.  All equity or equity based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Nolan Watson, David Awram, Erfan Kazemi and Justin Cochrane upon termination by the Company on a Change of Control of the Company or on termination without cause, assuming that the triggering event occurred on December 31, 2012:

Name of NEO	Total Incremental Payment (1),(2),(3)
Nolan Watson	$1,624,493 (C$1,616,250)

David Awram	$1,624,493 (C$1,616,250)

Name of NEO	Total Incremental Payment (1),(2),(3)
Erfan Kazemi	$644,215 (C$640,946)

Justin Cochrane	$975,450 (C$970,500)

(1)             Salaries, bonuses and benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$1.0051, being the noon exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2012.

(2)             Amounts in this column include accrued vacation allowance as of December 31, 2012.

(3)             This represents the entitlement the NEO would have received if a Change of Control or other applicable triggering event had occurred on December 31, 2012.

The accelerated option value of the aforementioned NEO’s existing stock options as of December 31, 2012 is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries have no defined benefit or actuarial plans.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2012):

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option- Based Awards ($) (1) (3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($) (3)
David E. De Witt (2)	NIL	NIL	$203,481 (C$202,449)	NIL	NIL	NIL	$203,481 (C$202,449)

Andrew T. Swarthout	NIL	NIL	$203,481 (C$202,449)	NIL	NIL	NIL	$203,481 (C$202,449)

John P.A. Budreski	NIL	NIL	$203,481 (C$202,449)	NIL	NIL	NIL	$203,481 (C$202,449)

(1)             The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for these calculations:  expected dividend yield 0%; expected stock price volatility 50.0%; risk free interest rate 1.12%; and expected life of options of three years.  The Company chose this methodology as it is the standard for companies in Canada.

(2)             Pathway Capital Ltd. (“Pathway”), a private company controlled by Mr. De Witt, charged the Company $60,386 for administrative support services during the year ended December 31, 2012 (from January 1 to June 30, 2012, following which period there were no further charges).  The amounts charged by Pathway were in the normal course of operations and were recorded at their exchange amount which is the price agreed to between the Company and Pathway.  Fees charged by Pathway under these arrangements are not included in Mr. De Witt’s compensation disclosed above as the fees charged by Pathway were on a cost recovery basis.

(3)             Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2012 as quoted by the BofC of C$1.00 = US$1.0051.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to its officers, employees and Directors and a Restricted Share Plan for the purpose of awarding Restricted Share Rights to such persons. The purpose of granting such options and/or Restricted Share Rights is to assist the Company in compensating, attracting, retaining and motivating the Company’s Directors and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2012), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.  The Company has not issued any Restricted Share Rights under its Restricted Share Plan to any of its Directors who are not Named Executive Officers.

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) (3) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
David E. De Witt	200,000	C$3.40	November 26, 2015	$1,668,466 (C$1,660,000)	N/A	N/A	N/A

	120,000	C$6.35	November 25, 2016	$645,274 (C$642,000)

	50,000	C$11.78	December 21, 2017	NIL

Andrew T. Swarthout	200,000	C$2.25	June 16, 2014	$1,899,639 (C$1,890,000)	N/A	N/A	N/A

	200,000	C$3.40	November 26, 2015	$1,668,466 (C$1,660,000)

	120,000	C$6.35	November 25, 2016	$645,274 (C$642,000)

	50,000	C$11.78	December 21, 2017	NIL

John P.A. Budreski	100,000	C$2.25	June 16, 2014	$949,820 (C$945,000)	N/A	N/A	N/A

	200,000	C$3.40	November 26, 2015	$1,668,466 (C$1,660,000)

	120,000	C$6.35	November 25, 2016	$645,274 (C$642,000)

	50,000	C$11.78	December 21, 2017	NIL

(1)         The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSX.

(2)         Calculated using the closing price of the Company’s Shares on the TSX on December 31, 2012 of C$11.70 and subtracting the exercise price of the in-the-money stock options.  These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

(3)         Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2012 as quoted by the BofC of C$1.00 = US$1.0051.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2012) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
David E. De Witt	$565,002 (C$562,135)	N/A	N/A

Andrew T. Swarthout	$565,002 (C$562,135)	N/A	N/A

John P.A. Budreski	$565,002 (C$562,135)	N/A	N/A

(1)             This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.   Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the noon exchange rate on December 31, 2012 as quoted by the BofC of C$1.00 = US$1.0051.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2012).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (3) (c)
Equity compensation plans approved by securityholders	3,607,000 (options) 330,000 (Restricted Share Rights)	C$4.47 (options) C$11.78 (Restricted Share Rights)	4,193,988 (options) 470,000 (Restricted Share Rights)

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	3,607,000 (options) 330,000 (Restricted Share Rights)	C$4.47 (options) C$11.78 (Restricted Share Rights)	4,193,988 (options) 470,000 (Restricted Share Rights)

(1)             Represents, as at December 31, 2012, the number of Shares available for issuance upon exercise of outstanding stock options and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.

(2)             Represents the weighted-average exercise price in the case of outstanding options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.

(3)             Represents, as at December 31, 2012, the number of Shares remaining available for future issuance under stock options available for grant under the Company’s Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company’s Restricted Share Plan.  Please note that the aggregate maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (currently fixed at a maximum of 800,000), and (b) pursuant to stock options granted under the Stock Option Plan, is 10% of the Company’s issued and outstanding Shares (on a rolling basis) at the time of grant.  See “Particulars of Matters to be Acted Upon —  Approval of Unallocated Options under Rolling 10% Stock Option Plan and Approval of Amended and Restated Rolling 10% Stock Option Plan” for further details concerning the Company’s Stock Option Plan.  See “Restricted Share Plan” below for further details concerning the Company’s Restricted Share Plan.

Restricted Share Plan

The Company’s Restricted Share Plan (“Restricted Share Plan”) was approved by the TSX Venture Exchange (“TSXV”) and by the Company’s shareholders at the Annual and Special Meeting of Shareholders held on May 10, 2011.  A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

Given that the Restricted Share Plan was originally adopted when the Company was listed on the TSXV, the Board has recently reviewed it and has made certain housekeeping and other appropriate amendments to it (including the removal of the TSXV ceiling restrictions on the maximum award of Restricted Share Rights to (i) any one Participant (as defined in the Restricted Share Plan) within a 12 month period; (ii)  “Eligible Contractors”;  and (iii) “Eligible Employees conducting Investor Relations Activities”) to reflect that the Company is now subject to the rules and policies of the TSX.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by the RSR Committee (as defined in the Restricted Share Plan) which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company.

Pursuant to the terms of the Restricted Share Plan, the aggregate maximum number of Shares reserved for issuance under the Restricted Share Plan from treasury shall not exceed 800,000 Shares (on a post-consolidation basis).

Notwithstanding the foregoing, the aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights which are issued in accordance with the provisions of the Restricted Share Plan.

The maximum aggregate number of Shares:

(a)                       which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(b)                      which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and

(c)                        which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

The number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (currently fixed at a maximum of 800,000), and (b) options under the Company’s Stock Option Plan, together may not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis).  The maximum of 800,000 Shares which may currently be reserved for Restricted Share Rights under the Restricted Share Plan represents 0.9% of the Company’s current issued and outstanding (on a non-diluted basis).  As of the date hereof, 330,000 Restricted Share Rights (representing 0.4% of the Company’s current issued and outstanding) have been awarded by the Company but no Shares have yet been issued as a result of those awards.

The Company is seeking Shareholder approval at the Meeting to increase the number of Shares which may be reserved for issuance under the Restricted Share Plan from a maximum of 800,000 Shares to a maximum of 2,800,000 Shares.  The new maximum of 2,800,000 Shares, if approved, will represent approximately 3.1% of the Company’s current issued and outstanding Shares (on a non-diluted basis).  Please see “Particulars of Matters to be Acted Upon — Approval to Increase Maximum Shares under Restricted Share Plan “ in this Circular for further details.

A Restricted Share Right is exercisable into one Share on the later of:  (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) materially modify the requirements as to eligibility for participation in the Restricted Share Plan.  All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such a change.  Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee.  In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the Participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the Participant.  In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of the Shares.  The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control (as defined in the Restricted Share Plan), all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

As at March 26, 2013, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)                           is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)                        whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of auditors, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, except that the Directors and executive officers of the Company may have an interest in (i) the resolution regarding the approval of unallocated options under the Company’s Rolling 10% Stock Option Plan; (ii) the resolution regarding the approval of the Company’s Amended and Restated 10% Rolling Stock Option Plan; and (iii) the resolution to increase the maximum set number of Shares which may be reserved for issuance from treasury under the Company’s Restricted Share Plan, as such persons are eligible to participate in such plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular and except for the participation of certain Directors and officers in the Company’s equity offerings or the fact that certain Directors and officers are Shareholders of the Company, no informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

AUDIT COMMITTEE

The Audit Committee’s Role and Charter

The primary function of the audit committee (the “Audit Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

•                      Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•                      Oversee the audit of the Company’s financial statements.

•                      Review and appraise the performance of the Company’s external auditors.

•                      Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated February 18, 2013, which has been filed under the Company’s profile on SEDAR at www.sedar.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

David E. De Witt	Independent (1)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)
John P.A. Budreski	Independent (1)	Financially literate (1)

(1)  As defined by National Instrument 52-110 — Audit Committees (“NI 52-110”).

Relevant Education and Experience

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

David E. De Witt — Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004.  He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements.  Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout — In addition to being a Director of the Company and of Sandstorm Metals, Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003, a Director of Rio Cristal Resources Corporation since December 2006 and a Director of Esperanza Resources Corp. since May 2012.  These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements.  Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

John P.A. Budreski — Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters.  From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc.  He was the President and CEO of Orion Securities Inc. from 2005 to 2007.  Mr. Budreski’s work has required extensive review and analysis of financial statements.  He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “The Audit Committee’s Charter - External Auditors”.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2012	$136,768 (C$136,070)	NIL	NIL	NIL
2011	$64,910 (C$64,200)	$8,574 (C$8,480)	NIL	NIL

CORPORATE GOVERNANCE DISCLOSURE

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada.  The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices.  The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders.  The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.  The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required.  The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items.   The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the

Company’s affairs and in light of opportunities or risks which the Company faces.  The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements.  The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

Most of the Company’s practices also meet the corporate governance listing standards of the NYSE MKT even though we are not required to meet such standards as a foreign issuer.  You can find details about how our practices differ from the NYSE MKT standards on our website (www.sandstormltd.com) and in our most recent Form 40-F and filings on www.sec.gov.

Independence of Members of Board

As of the date of this Circular, the Board consists of five Directors, three of whom are independent within the meaning of the Governance Guidelines and the NYSE MKT rules.  David E. De Witt, Andrew T. Swarthout and John P.A. Budreski are independent.  Nolan Watson is not independent as he is the CEO of the Company.  David Awram is not independent as he is the Senior Executive Vice-President of the Company.

During the year ended December 31, 2012, the independent directors held an in-camera session twice, during which session non-independent Directors and members of management were excused.  The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Lead Independent Director

The Board has appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director.  Mr. De Witt’s primary responsibilities are to (a) on matters where the Chairman may be perceived to be conflicted, to become the effective leader of the Board and oversee that the Board discharges its responsibilities; (b) to ensure the independence of the Board; (c) to compliment the position of the Chairman of the Board; and (c) to undertake such other duties as the Board may from time to time delegate to the Lead Independent Director, including organizing and presiding over in camera meetings of the independent Directors and acting as the principal liaison between the independent Directors and the Chairman of the Board.  The Role Statement for the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available at www.sandstormltd.com.

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company.  The Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                      the strategic planning process of the Company;

•                      an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

•                      identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                      annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

•                      material acquisitions and divestitures;

•                      succession planning, including appointing, training and monitoring the development of senior management;

•                      a communications policy for the Company to facilitate communications with investors and other interested parties;

•                      a reporting system which accurately measures the Company’s performance against its business plan; and

•                      the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development.  Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present.  Further supervision is performed through the Audit Committee.

Position Descriptions

In addition to the Role Statement for the Lead Independent Director, the Board has developed a written Role Statement for the Chairman of the Board of Directors and Chief Executive Officer.  The Board has not developed a position description for the Chairman of the Audit Committee.  The Audit Committee has a Charter and the Chairman of the Audit Committee is responsible for ensuring that the Audit Committee fulfills its responsibilities and duties under its Charter.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under “Election of Directors” in this Circular.

Orientation and Continuing Education

As the Company has only had one Director appointed to the Board since 2009 who was new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed.  New Board members are provided with:

1.                            information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies;

2.                           documents from recent Board meetings;

3.                            access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

4.                            access to management and technical experts and consultants; and

5.                            a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company’s records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible.  Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions.  If there are unforeseen circumstances and a Director is unable to attend a meeting, he is expected to contact the Chairman/CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.  The Board has adopted a Code of Conduct (the “Code”) and has instructed its management and employees to abide by the Code.    The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring.  The Code was last updated by the Board on June 20, 2012.  A copy of the Code is posted on SEDAR at www.sedar.com and it was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct.  To date, the Company has not been required to file a material change report relating to a departure from the Code.

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material.  These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis.  Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24 hour Whistleblower hotline.  Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action.

Nomination of Directors

The Company does not have a stand-alone nomination committee.  The full Board has responsibility for identifying potential Board candidates.  The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Board has adopted a policy regarding majority voting for the election of Directors.  This policy is described under “Election of Directors” in this Circular.

Compensation of Directors and Officers

The independent Directors of the Company are currently David E. De Witt, Andrew T. Swarthout and John P.A. Budreski and the independent Directors have the responsibility for determining compensation for the Directors and senior management.

Please refer to the comprehensive discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs.  Please also refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “STATEMENT OF EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.

Board Committees

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three of the Company’s five Directors:  David E. De Witt, Andrew T. Swarthout and John P.A. Budreski.  Messrs. De Witt, Swarthout and Budreski are all independent.

As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development.  The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and its Audit Committee.  To assist in its review, the Board conducts informal surveys of its Directors and receives a report from the Audit Committee respecting its own effectiveness.  As part of the assessments, the Board or the Audit Committee may review their respective mandate/charters and conduct reviews of applicable corporate policies.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  The Board currently consists of five (5) Directors and Shareholder approval will be sought to fix the number of Directors of the Company at five (5).

At the Meeting, the five (5) persons named hereunder will be proposed for election as Directors of the Company (the “Nominees”). All of the nominees currently serve on the Company’s Board and each has expressed his willingness to serve on the Company’s Board for another term.   Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the Nominees whose names are set forth below.  Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.  Each of the Nominees below was elected at the last annual general meeting of the Company’s shareholders held on May 4, 2012.

Majority Voting Policy

The Board has adopted a Majority Voting Policy pursuant to which the Board will review and take appropriate action with respect the election of any nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election.  The Company’s policy does not apply in circumstances involving contested director elections.

Director Profiles

Each of the five (5) nominated Directors is profiled below, including his background and experience, areas of expertise, committee memberships, share ownership and other public companies and board committees of which he is a member.  Information concerning each such person is based upon information furnished by the individual Nominee.

NOLAN WATSON

Age:  33

British Columbia, Canada

Director since:  September 12, 2008

Non-Independent

Areas of Expertise:

Executive Management

Finance and Capital Markets

Accounting

Mergers and Acquisitions

Chairman of the Board, President, Chief Executive Officer and Director.  Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and its Chairman since January 2013.  Since May 13, 2010, Mr. Watson has been President and Chief Executive Officer of Sandstorm Metals and its Chairman since January 2013.  From July 2008 to September 2008, Mr. Watson was an independent businessman.  From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006.  From 2003 to 2004, Mr. Watson was a financial advisor and merger and acquisition specialist with Deloitte LLP. Mr. Watson is a Chartered Financial Analyst Charterholder, a Chartered Accountant (Valedictorian of the Institute of Chartered Accountants of British Columbia), and holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Current Principal Occupation:  President and Chief Executive Officer and Chairman of the Board of the Company and Sandstorm Metals & Energy Ltd.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Sandstorm Metals & Energy Ltd.	-
Bear Creek Mining Corporation	Audit Committee
True Gold Mining Inc.	Audit Committee
Corporate Governance and Nominating Committee

Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	930,000
Restricted Share Rights (none of which are currently vested)	80,000
Total market value as of the date of this Circular:	C$9,524,300

DAVID AWRAM Age: 40 British Columbia, Canada Director since: March 23, 2007 Non-Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions

Senior Executive Vice President and Director.  Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram has been Executive Vice President of Sandstorm Metals since January 2010 and then its Senior Executive Vice President since January 2013.  From July 2008 to July 2009, Mr. Awram was an independent businessman.  From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton.  Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005.  He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Current Principal Occupation:  Senior Executive Vice-President of the Company and of Sandstorm Metals & Energy Ltd.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Sandstorm Metals & Energy Ltd.	-

Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	759,100
Restricted Share Rights (none of which are currently vested)	80,000
Total market value as of the date of this Circular:	C$7,912,713

DAVID E. DE WITT Age: 60 British Columbia, Canada Director since: April 22, 2008 Independent Areas of Expertise: Law Mining and Exploration Mergers and Acquisitions

Lead Independent Director and Chairman of the Audit Committee.  Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Current Principal Occupation:  Independent businessman;  Chairman of Pathway Capital Ltd. (a Vancouver based private venture capital company).

Other Public Company Directorships:	Other Public Company Committee Memberships:
Sandstorm Metals & Energy Ltd.	Audit Committee (Chair)
Bear Creek Mining Corporation	Audit Committee
Compensation Committee
Bluefire Mining Corp.	Audit Committee (Chair)
Turnberry Resources Ltd.	Audit Committee (Chair)

Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	767,000

Total market value as of the date of this Circular:	C$7,232,810

ANDREW T. SWARTHOUT Age: 61 Arizona, USA Director since: March 23, 2009 Independent Areas of Expertise: Mining and Exploration Mergers and Acquisitions Executive Management Finance and Capital Markets

Director and member of the Audit Committee.  Mr. Swarthout has been the Chief Executive Officer and a director of Bear Creek Mining Corporation since 2003.  He was also its President until February 2011.  Mr. Swarthout has also been a Director of Rio Cristal Resources Corporation since December 2006 and a Director of Esperanza Resources Corp. since May 2012.  Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru.  Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Current Principal Occupation:  Chief Executive Officer and Director of Bear Creek Mining Corporation; Director of Rio Cristal Resources Corporation.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Sandstorm Metals & Energy Ltd.	-
Bear Creek Mining Corporation	-
Esperanza Resources Corp.	Audit Committee
Rio Cristal Resources Corporation	Audit Committee (Chair)
Compensation Committee

Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	21,000

Total market value as of the date of this Circular:	C$198,030

JOHN P.A. BUDRESKI Age: 54 British Columbia, Canada Director since: June 11, 2009 Independent Areas of Expertise: Mining and Exploration Banking and Finance Mergers and Acquisitions

Director and member of the Audit Committee.  Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012.  He was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012 and President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007.  During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman.  Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior management roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Current Principal Occupation:  President and Chief Executive Officer of Morien Resources Corp.

Other Public Company Directorships:	Other Public Company Committee Memberships:
Sandstorm Metals & Energy Ltd.	Audit Committee
Delta Gold Corporation	-
Morien Resources Corp.	-
Alaris Royalty Corp.	-

Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly: (1)
Company Shares	NIL

Total market value as of the date of this Circular:	NIL

(1)             For details concerning stock options held by each of the above persons, kindly refer to the specific disclosure contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)                                 is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a Director, CEO or CFO of any company (including the Company) that:

(i)                                     was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)                                  was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)                                 is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)                                 has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)                                  has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski, who was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010.  EarthFirst was engaged in development of wind power and related generation facilities.  EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008.  The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity.

Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
Nolan Watson	Sandstorm Metals & Energy Ltd.	-
David Awram		-
David E. De Witt		Audit Committee-
John P.A. Budreski		Audit Committee
Andrew T. Swarthout		-

Nolan Watson	Beak Creek Mining Corporation	Audit Committee
David E. De Witt		Audit Committee
Andrew T. Swarthout		-

Meeting Attendance

The table below presents the Director attendance record for 2012.  All Directors also attended the 2012 annual meeting of Shareholders:

	Board Meetings			Audit Committee Meetings
Director	#		%	#	%
Nolan Watson	7/7		100%	—	—
David Awram	5/7	(1)	71.4%	—	—
David E. De Witt	7/7		100%	4/4	100%
John P.A. Budreski	7/7		100%	4/4	100%
Andrew T. Swarthout	7/7		100%	4/4	100%

(1)             Mr. Awram was absent from two Board meetings during 2012 due to being outside of Canada at the time of such meetings conducting corporate development work for the Company.

Appointment of Auditors

Deloitte LLP, Independent Registered Chartered Accountants, of 2800 — 1055 Dunsmuir Street, Vancouver, British Columbia, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted FOR the appointment of Deloitte LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.  Deloitte & Touche LLP were first appointed as auditors of the Company on October 1, 2010 when, pursuant to National Instrument 51-102 and due to the Company’s current stage of development, the Company requested that their former auditor, Davidson & Company LLP, Chartered Accountants, resign as the Company’s auditor.

Approval of Unallocated Options under Rolling 10% Stock Option Plan and Approval of Amended and Restated Rolling 10% Stock Option Plan

Background Information

Effective July 31, 2008, the Board adopted a new rolling 10% stock option plan (the “Stock Option Plan”), which Stock Option Plan was drafted in accordance with the latest TSXV policies and rules.  The Stock Option Plan was approved by the Shareholders of the Company at the shareholder meetings held in 2008 through 2012 and was accepted for filing by the TSXV.  Effective November 23, 2012, the Company became listed on the TSX and delisted from the TSXV and the Company is required by the TSX to make amendments to the Stock Option Plan to bring the Stock Option Plan into compliance with the rules and policies of the TSX.  The Board of Directors has reviewed the Stock Option Plan and has made certain housekeeping and other appropriate amendments to it.  The Company is now proposing to adopt it as an amended and restated stock option plan (the “Amended and Restated Stock Option Plan”) and a copy of the Amended and Restated Stock Option Plan is attached as Schedule “A” to this Circular.

Information Regarding Required Approval for Unallocated Options

In addition, pursuant to the policies of the TSX, all unallocated options, rights, or other entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by the listed issuer’s security holders every three years after the institution of the arrangement.  In the case of the Stock Option Plan, it was last approved by shareholders in May of 2012.  An ordinary resolution will be placed before the Shareholders to approve the unallocated options (the “Options Resolution”).  This approval will be effective for three years from the date of the Meeting.

If approval is not obtained at the Meeting, options which have not been allocated as of May 10, 2013 and Shares underlying options which are outstanding as at May 10, 2013 and are subsequently cancelled or terminated will not be available for the new grant of options.  Previously allocated options will be unaffected by the approval or disapproval of the Options Resolution.

The Company currently has 90,202,795 issued and outstanding Shares, meaning that the number of options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see above in this Circular under “Restricted Share Plan”) would be 10% of that number (on a rolling basis) or 9,020,279 Shares. As of the date of this Circular, the Company had 3,607,000 options outstanding under the Stock Option Plan (representing 4.0% of the Company’s current issued and outstanding, on a non-diluted basis) and the Company has set aside a maximum of 800,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 330,000 Restricted Share Rights have been awarded but no Shares have yet been issued), leaving 4,613,279 Shares currently available for the future grant of options (representing 5.1% of the Company’s current issued and outstanding, on a non-diluted basis).

Kindly note that the Company is requesting Shareholder approval at this Meeting to increase the number of Shares which may be reserved for issuance from treasury under the Company’s Restricted Share Plan from a maximum of 800,000 to a maximum of 2,800,000 Shares, representing an increase of 2,000,000 Shares.   This request, if approved, will reduce the number of Shares available pursuant to the future grant of options under the Amended and Restated Stock Option Plan from 4,613,279 to 2,613,279.  Please see “Approval to Increase Maximum Shares under Restricted Share Plan” below for further details.

Shareholder Approval Being Sought for the Option Resolution

The Board and management consider the approval of the Option Resolution to be appropriate and in the best interests of the Company.  Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Option Resolution.

The text of the ordinary resolution approving the Option Resolution to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.                                      all unallocated stock options under the Stock Option Plan of the Company, as amended from time to time, are hereby approved and authorized and the Company is authorized to continue granting options under the Stock Option Plan until May 10, 2016, which is the date that is three years from the date upon which shareholder approval is being sought; and

2.                                      any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the TSX.”

Information Regarding the Amended and Restated Stock Option Plan

The Board has approved the Amended and Restated Stock Option Plan, subject to shareholder and TSX approvals.  The more substantive amendments which have been made to the Amended and Restated Stock Option Plan are as follows:

(a)                       updating of the Change of Control definition;

(b)                       allowing registered retirement income funds, RRSP’s and tax-free savings accounts as permitted assigns; and

(c)                        revising and enlarging upon the amendment provisions contained within section 6.5 of the Amended and Restated Stock Option Plan, so that they are in line with the current rules and policies of the TSX, to read as follows:

“(a)                         The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)                                    to sections 4.1 and 4.2 relating to the exercise of Options;

(ii)                                deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)                            to the definitions set out in section 2;

(iv)                              to the change of control provisions provided for in the Plan.  For greater certainty, any change made to the change of control provisions shall not allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control;

(v)                                  to section 6.3 relating to the administration of the Plan;

(vi)                              to the vesting provisions of any outstanding Options as contemplated by the Plan; and

(vii)                          fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen.

(b)                                Notwithstanding section 6.5(a) above, the Board shall not be permitted to:

(i)                                   amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited;

(ii)                               make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein;

(iii)                           make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period;

(iv)                             make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan;

(v)                                 make any amendment to this section 6.5 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval;

in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons.

(c)                                  Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee.

(d)                                 If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding.  However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.”

The purpose of the Amended and Restated Stock Option Plan is to allow the Company to grant options to Directors, officers, employees, management company employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the Shareholders.  Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s Shares on the TSX on the day that the option is granted.  Pursuant to the Stock Option Plan, the Board may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.

The maximum number of Shares which may be issuable under the Amended and Restated Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis).  The maximum aggregate number of Shares:

(a)                                which may be reserved for issuance to any one Eligible Person under the Amended and Restated Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(b)                                 which may be issuable to Insiders under the Amended and Restated Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and

(c)                                  which may be issued to Insiders under the Amended and Restated Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Although the Amended and Restated Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion, it is the Board’s practice to apply a three year vesting period to all option grants, the first one-third of which vests on the first anniversary of the date of grant.  The Plan also provides that if a change of control, as defined therein, occurs, all Shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Options granted under the Amended and Restated Stock Option Plan are not transferable or assignable (except to permitted assigns as defined therein).  Vested options will cease to be exercisable upon the earlier of the expiry date of such options and:  (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee.  If an optionee is terminated for cause, any outstanding options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Shareholder Approval Being Sought for the Amended and Restated Stock Option Plan

The Board and management consider the approval of the Amended and Restated Stock Option Plan to be appropriate and in the best interests of the Company.  Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Amended and Restated Stock Option Plan.

The text of the ordinary resolution approving the Amended and Restated Stock Option Plan to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.                                      subject to regulatory approval, the Amended and Restated Stock Option Plan, pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees, management company employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding Shares of the Company at the time of the grant, be and is hereby approved; and

2.                                      any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution, including the filing of all necessary documents with regulatory authorities including the TSX.”

Approval to Increase Maximum Shares under Restricted Share Plan

Background Information

As disclosed in detail in this Circular under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS — Restricted Share Plan”, the aggregate number of Shares which are available for issuance under the Company’s Restricted Share Plan from treasury has been fixed at a maximum of 800,000 Shares (on a post-consolidation basis), which represents approximately 0.9% of the Company’s current issued and outstanding Shares (on a non-diluted basis). To date, the Company has awarded an aggregate of 330,000 Restricted Share Rights under the Restricted Share Plan to its management, consultants and employees, leaving a balance available for future awards of 470,000.  The Restricted Share Rights which have been awarded to date vest over a period of three years from the date of the award.

The Restricted Share Plan provides that the Board is permitted to make amendments to the Restricted Share Plan to increase the maximum number of Shares which may be issued under the Restricted Share Plan, provided that such increase is approved by the Company’s shareholders and by the TSX.   The Board has deemed it advisable to amend the Restricted Share Plan by increasing the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 800,000 to a maximum of 2,800,000 Shares (the “Amendment”), representing an increase of 2,000,000 Shares. The new maximum of 2,800,000 Shares will represent approximately 3.1% of the Company’s current issued and outstanding Shares.  Management of the Company believes that this increase, relative to the Company’s issued and outstanding Shares, is within a competitive range for its industry.  In addition, going forward, management believes that the award of Restricted Share Rights (rather than the grant of stock options) to its NEO’s, Directors, employees and consultants, more firmly aligns the interests and performance of such persons with long-term shareholder goals.  Accordingly, the Board has approved the Amendment, subject to receipt of both shareholder and TSX acceptance.

Also, given that the Restricted Share Plan was originally adopted when the Company was listed on the TSXV, the Board has recently reviewed it and has made certain housekeeping and other appropriate amendments to the Restricted Share Plan (including the removal of the TSXV ceiling restrictions on the maximum award of Restricted Share Rights to (i) any one Participant within a 12 month period; (ii)  “Eligible Contractors”;  and (iii) “Eligible Employees conducting Investor Relations Activities”) to reflect that the Company is now subject to the rules and policies of the TSX.Other than as stated herein, all of the other provisions of the Restricted Share Plan shall remain unchanged and in full force and effect.

Shareholder Approval Being Sought

A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com and it is also available at www.sec.gov.  A copy of the amended Restricted Share Plan is available upon request to any Shareholder at no charge, or may be inspected at the Company’s registered office during normal business hours until the date of the Meeting.

The Board and management consider the approval of the Amendment to be appropriate and in the best interests of the Company.  Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the Amendment to the Restricted Share Plan.

The text of the ordinary resolution approving the Amendment to be submitted to Shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT, subject to receipt of regulatory approval:

1.                            the amendment to the Company’s Restricted Share Plan, by the Company’s Board of Directors, which increases the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 800,000 Shares to a maximum of 2,800,000 Shares be and is hereby ratified and approved; and

2.                            any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and the SEC website at www.sec.gov.  Shareholders may contact the Company at 604-689-0234 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2012 which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

DATED this 26th day of March, 2013.

APPROVED BY THE BOARD OF DIRECTORS

(signed)  Nolan Watson

Chairman & Chief Executive Officer

SCHEDULE “A”

AMENDED AND RESTATED

STOCK OPTION PLAN

1.                                      PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively “Eligible Persons”), to be known as the “Sandstorm Gold Ltd. Stock Option Plan” (the “Plan”).  The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted and as approved by the Board.

2.                                      DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1                              “Affiliate” means an “Affiliate” as defined in TSX Policies.

2.2                              “Associate” means an “Associate” as defined in the TSX Policies.

2.3                              “Blackout Period” means a period during which designated employees of the Company cannot trade Shares pursuant to the Company’s policy respecting restrictions on employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company, or in respect of an Insider, that Insider, is subject).

2.4                              “Board” means the Board of Directors of the Company.

2.5                              “Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Vancouver, in the Province of British Columbia, for the transaction of banking business.

2.6                              “Change of Control” means the occurrence of any one or more of the following events:

(i)                                     a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)                                  the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(iii)                               a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)                              any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)                                 as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Company for election to the Board shall not constitute a majority of the Board; or

(vi)                              the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

2.7                              “Company” means Sandstorm Gold Ltd. and its successors.

2.8                              “Consultant” has the meaning set out in Section 2.22 of National Instrument 45-106 — Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”).

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2.9                              “Consultant Company” means, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

2.10                       “Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)                                 being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)                                 acting as a director or officer of the Company or its subsidiaries.

2.11                       “Distribution” means a “Distribution” as defined in the Securities Act.

2.12                       “Eligible Persons” has the meaning given to that term in paragraph 1 hereof.

2.13                       “Employee” means an employee, including officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any designated Affiliate.

2.14                       “Exchanges” means the Toronto Stock Exchange, the NYSE MKT and, if applicable, any other stock exchange or quotation system on which the Shares are listed or quoted from time to time.

2.15                       “Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.16                       “Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.17                       “Holding Entity” has the meaning set out in Section 2.22 of NI 45-106.

2.18                       “Insider” means an “Insider” as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

2.19                       “Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106.

2.20                       “Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

2.21                       “Management Company Employee” means an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities.

2.22                       “Market Price” of Shares at any Grant Date means the last closing price per Share on the Toronto Stock Exchange on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-

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counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.23                       “Option” means an option to purchase Shares granted pursuant to, or governed by, this Plan and any pre-existing stock option plan of the Company.

2.24                       “Option Agreement” means an agreement, substantially in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.25                       “Optionee” means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.26                       “Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.27                       “Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.28                       “Permitted Assign” means, for an Eligible Person:  (i) a Holding Entity of such Eligible Person; or (ii) a RRSP, RRIF or TFSA of such Eligible Person;

2.29                       “Plan” means this Sandstorm Gold Ltd. Amended and Restated Stock Option Plan, as it may be amended from time to time.

2.30                       “RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

2.31                       “RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

2.32                       “Shares” means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.33                       “Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.34                       “TFSA” means a tax-free savings account as described in the Income Tax Act (Canada);

2.35                       “Trading Day” means any day on which the TSX is open for trading.

2.36                        “TSX” means the Toronto Stock Exchange.

2.37                        “TSX Policies” means the rules and policies included in the TSX Company Manual and “TSX Policy” means any one of them.

2.38                        “Unissued Option Shares” means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not

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been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.39                       “Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.                                      GRANT OF OPTIONS

3.1                               Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons.  The Option Price under each Option shall be not less than the Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date.  Options shall not be assignable (or transferable) by the Optionee except in accordance with the terms of section 6.9 herein.

3.2                               Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis).

The maximum aggregate number of Shares:

(a)                                which may be reserved for issuance to any one Eligible Person under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);

(b)                                 which may be issuable to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and

(c)                                  which may be issued to Insiders under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

3.3                               Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary.  The execution of

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an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.                                      EXERCISE OF OPTION

4.1                               When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.  In the event that the Expiry Date of an Option falls during, or within five (5) trading days of, a trading Blackout Period imposed by the Company, the Expiry Date of such Option shall automatically be extended to a date which is ten (10) trading days following the end of such Blackout Period (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the exercise of such Option within ten (10) trading days following the end of the last imposed Blackout Period.

4.2                               Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share.  Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3                               Vesting of Option Shares

The Directors, subject to the policies of the Exchanges, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares.  Unless otherwise specified by the Board at time of granting an Option, and subject to the other limits on Option grants set out in Section 3.2 hereof, all Options granted under the Plan shall vest and become exercisable in full upon grant.

4.4                               Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)                                 Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

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(i)                                     365 days after the date of death or Disability; and

(ii)                                  the Expiry Date;

(b)                                 Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)                                  Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5                               Effect of a Take-Over Bid

If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon (subject to the approval of the Exchanges) all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)                                 the Offer is not completed within the time specified therein; or

(b)                                 all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

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then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated.  If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6                               Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days notice is required and more than 30 days notice is not required.

4.7                               Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee, subject to the approval of the Exchanges, if necessary.

4.8                               Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9                               Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.                                      ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1                               Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares

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(each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)                                 the Option Price will be adjusted to a price per Share which is the product of:

(i)                                     the Option Price in effect immediately before that effective date or record date; and

(ii)                                  a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)                                 the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2                               Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)                                 shares of the Company, other than the Shares;

(b)                                 evidences of indebtedness;

(c)                                  any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)                                 rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

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5.3                               Corporate Organization

Whenever there is:

(a)                                 a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)                                 a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)                                  a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4                               Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5                               Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.                                      MISCELLANEOUS

6.1                               Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2                               Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution.  Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.  Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any

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Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment.  The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction.  If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3                               Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.  Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4                               Withholding Taxes

The exercise of each Option granted under the Plan is subject to the condition that if at any time the Company determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company.  In such circumstances, the Company may require that the Optionee pay to the Company, in addition to and in the same manner as the exercise price for the Shares, such amount as the Company is obliged to remit to the relevant tax authority in respect of the exercise of the Option.  Alternatively, the Company shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee by the Company, whether or not such amounts are payable under the Plan.

6.5                               Amendments to the Plan

(a)                                The Directors may at any time and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or Exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(viii)                        to sections 4.1 and 4.2 relating to the exercise of Options;

(ix)                              deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(x)                                 to the definitions set out in section 2;

(xi)                              to the change of control provisions provided for in the Plan.  For greater certainty, any change made to the change of control provisions shall not

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allow Optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the Optionees would be entitled to receive for their Shares upon a Change of Control;

(xii)                           to section 6.3 relating to the administration of the Plan;

(xiii)                        to the vesting provisions of any outstanding Options as contemplated by the Plan; and

(xiv)                       fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Optionee may from time to time be resident or a citizen.

(b)                                Notwithstanding section 6.5(a) above, the Board shall not be permitted to:

(i)                                    amend section 3.2 in order to increase the maximum number of Shares which may be issued under the Plan or in order to increase the Insider participation limited;

(ii)                                 make any amendment which reduces the exercise price of any Option after the Options have been granted or any cancellation or termination of an Option prior to its expiry for the purpose of re-issuing Options to the same Optionee with a reduced exercise price, except in the case of an adjustment pursuant to section 5.3 herein;

(iii)                              make any amendment which extends the expiry date of any Option beyond the original expiry date, except in the case of an extension due to a Blackout Period;

(iv)                             make any amendment which would permit an Option granted under the Plan to be transferable or assignable by any Optionee other than as currently permitted under the Plan;

(v)                                make any amendment to this section 6.5 of the Plan so as to increase the ability of the Board to amend the Plan without shareholder approval;

in each case without having first obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of the Shares, excluding Shares voted by Insiders who are Eligible Persons.

(c)                                  Any amendment or termination shall not materially and adversely alter the terms of conditions of any Option or materially or adversely impair any right of any Optionee under any Option granted prior to the date of any such amendment or termination without the consent of such Optionee.

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(d)                                 If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect so long as any Options under the Plan or any rights pursuant thereto remain outstanding.  However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.

6.6                               Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7                               No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8                               Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9                               No Assignment or Transfer

Options shall be non-assignable and non-transferable by the Optionee otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Optionee during the lifetime of the Optionee and only by the Optionee’s legal representative after the death of the Optionee.  Provided however, that Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of the Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.  An improper transfer of any Option will not create any rights in the purported transferee, will cause the immediate termination of the Options and the Company will not issue any Shares upon the attempted exercise of improperly transferred Options.

6.10                        Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11                        Previously Granted Options

Stock options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that

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the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock option were originally granted, in which case the applicable pre-existing plan(s) shall govern.

6.12                        Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.13                        Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.14                        Time of Essence

Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.15                        Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on July 31, 2008.  This Amended and Restated version was approved by the Board of Directors on March 26, 2013.

Approved by the Shareholders on September 12, 2008, September 22, 2009, April 30, 2010, May 10, 2011 and May 4, 2012.  This Amended and Restated version was approved by the Shareholders on May 10, 2013.

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SCHEDULE “A”

SANDSTORM GOLD LTD.

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement is entered into between SANDSTORM GOLD LTD. (the “Company”) and the OPTIONEE named below pursuant to the Company Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.                                      on •, 20• (the “Grant Date”);

2.                                      • (the “Optionee”);

3.                                      was granted the option (the “Option”) to purchase • common shares (the “Option Shares”) of the Company;

4.                                      for the price (the “Option Price”) of C$• per share;

5.                                      which rights to purchase the Option Shares under the Option may be exercised and will vest as follows:

(a)                                 • (•) of the total number of share options granted will vest • (•) MONTHS after the Grant Date, being •;

(b)                                 a further (•) of the total number of share options granted will vest • (•) MONTHS after the Grant Date, being •; and

(c)                                  a further • (•) of the total number of share options granted will vest • (•) MONTHS after the Grant Date, being •; and

6.                                      the Option will terminate on  • (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan.  For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

Where the Optionee is resident in or otherwise subject to the securities laws of the United States, the Optionee acknowledges that any Option Shares received by him/her upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the “Securities Acts”).  The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him/her or to assist him/her in complying with any exemption from such registration if he/she should at a later date wish to dispose of the Option Shares.  The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, such legend to be substantially in the following form:

“The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws.  The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company.”

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement — Personal Information

The undersigned hereby acknowledges and consents to:

(a)                                 the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)                                 the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the • day of •, 20•.

SANDSTORM GOLD LTD.
Signature
Per:
Authorized Signatory
Print Name

Address

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